UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION

4521 Highwoods Parkway

Glen Allen, Virginia 23060

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation

The Administrative Committee

Markel Corporation Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 14, 2011

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Investments, at fair value:
Mutual funds	$145,480,946	$126,920,300
Markel Corporation common stock	65,841,508	60,574,740

Total investments	211,322,454	187,495,040
Notes receivable from participants	1,899,538	1,849,064

Assets available for benefits	$213,221,992	$189,344,104

See accompanying notes to financial statements.

2

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions to assets attributed to:
Net investment income:
Net appreciation in fair value of investments	$20,344,158	$29,724,104
Interest and dividends	2,291,419	2,115,192

Total net investment income	22,635,577	31,839,296

Contributions:
Employer	9,619,508	9,295,688
Participant	9,638,471	9,620,345
Rollover	724,738	430,298

Total contributions	19,982,717	19,346,331

Interest income on notes receivable from participants	100,275	117,142

Total additions	42,718,569	51,302,769
Deductions from assets attributed to participant distributions and withdrawals	(18,840,681)	(12,357,345)

Net increase	23,877,888	38,945,424
Assets available for benefits:
Beginning of year	189,344,104	150,398,680

End of year	$213,221,992	$189,344,104

See accompanying notes to financial statements.

3

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements, which present the assets of the Markel Corporation Retirement Savings Plan (the Plan) and changes in those assets, have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP may require the plan administrator to make estimates and assumptions. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

(c)	Investments

The Plan’s investments are stated at fair value. Investments in shares of mutual funds are valued according to the quoted net asset values of the funds based on the fair values of the assets and liabilities thereof. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year.

The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as net appreciation in fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Notes receivable from participants represent loans to participants made against their vested balances as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest.

(e)	Income Taxes

The Plan is in receipt of a favorable determination letter dated August 12, 2002, which states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. The plan administrator believes the Plan is designed and operated in compliance with the plan document and current law. As a result, the plan administrator believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions or make withdrawals from the Plan.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no such audits in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

4	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(f)	Payment of Benefits

Plan benefits and withdrawals are recorded when paid.

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

(h)	Recent Accounting Pronouncements

Effective for the year ended December 31, 2010, the Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2010 -25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be valued at the principal amount outstanding plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, participant loans were valued at the principal amount outstanding and classified as investments. The adoption of ASU No. 2010 -25 was applied retrospectively for all periods presented and did not have a material impact on the Plan’s assets available for benefits or changes in assets available for benefits.

(2)	Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering U.S. employees of Markel Corporation and certain of its wholly owned domestic insurance subsidiaries (the Company). Employees, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrative committee appointed by the chief executive officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by a division of Fidelity Investments Institutional Operations Company, Inc.

(b)	Contributions

Each year, the Company contributes to the Plan, subject to service requirements, an amount equal to 6% of each participant’s compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant’s compensation for any such year. One-third of the employer’s contributions is allocated to the Company stock fund; however, once the funds are invested in the Company stock fund, the participant has the ability to redirect these funds at their discretion. Participants may contribute, in whole percentage increments, up to 50% of their

5	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

annual compensation on a pre-tax basis up to a limit of $16,500 in 2010. In addition, participants that reach age 50 before the close of the plan year can elect to make a “catch-up contribution” to the Plan for the plan year. The amount of the catch-up contribution is limited to $5,500 for 2010. The allocation of both employer and participant contributions to the various funds is based upon the individual participant’s election. Effective January 1, 2011, participants may designate all or some of their contributions as Roth deferrals, which represent after-tax contributions to the Plan.

Newly hired employees are automatically enrolled in the Plan at a contribution rate of 4% of compensation. Employees receive notice before the automatic contribution begins. Employees may opt out of the automatic enrollment within 30 days of receiving the notice by either electing a different contribution percentage or electing not to contribute. If the employee does not direct their contributions, amounts will be invested in a Fidelity Freedom K Fund based on the employee’s age and target retirement date.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and earnings of the Plan. The posting of earnings is made on a daily basis.

(d)	Vesting and Plan Termination

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company’s contributions plus earnings thereon is based on years of service as follows:

Years of vesting service	Vested percentage
Less than two years of service	0%
Two years of service	20
Three years of service	50
Four or more years of service	100

In accordance with the provisions of the Plan, any portion of the Company’s contributions that have not vested at the time of a participant’s withdrawal shall be forfeited by the participant and applied to reduce future Company contributions or pay administrative costs of the Plan. For the years ended December 31, 2010 and 2009, forfeited amounts totaled $181,034 and $200,490, respectively.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company’s contributions plus earnings thereon.

6	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(e)	Payment of Benefits

Upon termination of service, participants can elect to receive a lump-sum amount equal to the value of their vested account within 60 days of the quarter end in which termination occurred or allow their account to continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

(f)	Participant Loans

The Plan contains a provision for loans to participants with the consent of the plan administrator. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $30,000 or 30% of the vested value of the participant’s account or, under certain conditions, up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant’s account. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan.

(g)	Investment Options

Participants in the Plan are able to direct into which fund contributions are invested as discussed in note 2(b). Participants are allowed to change investment options daily, except for the Company stock fund for which participants may change investment options on a real-time basis.

7	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

During 2010, 11 Fidelity investment fund options were changed to the Class K share class. The Class K shares have the same management team and investment objectives and will invest in the same underlying investments but will have lower fees and expenses. Account balances were transferred automatically to the investment options shown in the following table under investment options as of December 31, 2010.

Investment options as of December 31, 2010	Investment options for 2010 and prior contributions
Markel Corporation common stock	Markel Corporation common stock
Fidelity Retirement Money Market Portfolio	Fidelity Retirement Money Market Portfolio
Fidelity Contrafund	Fidelity Contrafund
Fidelity Equity-Income Fund	Fidelity Equity-Income Fund
* Fidelity Freedom K 2000 Fund	Fidelity Freedom 2000 Fund
* Fidelity Freedom K 2010 Fund	Fidelity Freedom 2010 Fund
* Fidelity Freedom K 2020 Fund	Fidelity Freedom 2020 Fund
* Fidelity Freedom K 2030 Fund	Fidelity Freedom 2030 Fund
* Fidelity Freedom K 2040 Fund	Fidelity Freedom 2040 Fund
* Fidelity Freedom K 2050 Fund	Fidelity Freedom 2050 Fund
* Fidelity Freedom K Income Fund	Fidelity Freedom Income Fund
* Fidelity Magellan Fund – Class K	Fidelity Magellan Fund
* Fidelity Overseas Fund – Class K	Fidelity Overseas Fund
* Fidelity Puritan Fund – Class K	Fidelity Puritan Fund
* Fidelity Stock Selector All Cap Fund (1) – Class K	Fidelity Stock Selector All Cap Fund (1)
Fidelity Stock Selector Small Cap Fund (2)	Fidelity Stock Selector Small Cap Fund (2)
Fidelity U.S. Bond Index Fund	Fidelity Intermediate Bond Fund
Spartan International Index Fund – Investor Class	Spartan International Index Fund – Investor Class
Spartan Extended Market Index Fund – Investor Class	Spartan Extended Market Index Fund – Investor Class
Spartan 500 Index – Investor Class (3)	Spartan 500 Index – Investor Class (3)

*	Funds were transferred to Fidelity’s Class K share class.
(1)	Effective 7/1/2010, fund name was changed from Fidelity Stock Selector
(2)	Effective 9/1/2010, fund name was changed from Fidelity Small Cap Independence Fund
(3)	Effective 1/22/2010, fund name was changed from Spartan U.S. Equity Index Fund

8	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Investments

The Plan’s investments are held by a trustee-administered trust fund. The following tables present the fair value of investments at December 31, 2010 and 2009 that represent 5% or more of the Plan’s assets at the end of the respective years.

	December 31, 2010
	Number of shares or units	Fair value
Markel Corporation common stock	174,124	$65,841,508
Mutual funds:
Fidelity Contrafund	278,783	18,881,969
Fidelity Puritan Fund – Class K	982,814	17,602,197
Fidelity Magellan Fund – Class K	237,910	17,034,373
Fidelity Retirement Money Market Portfolio	15,337,258	15,337,258
Fidelity U.S. Bond Index Fund	1,165,813	13,208,659
Fidelity Equity-Income Fund	297,863	13,183,428

	December 31, 2009
	Number of shares or units	Fair value
Markel Corporation common stock	178,161	$60,574,740
Mutual funds:
Fidelity Puritan Fund	1,077,049	17,297,401
Fidelity Retirement Money Market Portfolio	15,911,344	15,911,344
Fidelity Magellan Fund	243,924	15,689,220
Fidelity Contrafund	261,582	15,244,971
Fidelity Equity-Income Fund	312,801	12,243,031
Fidelity Intermediate Bond Fund	1,167,776	11,852,922

9	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

During 2010 and 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value by $20,344,158 and $29,724,104, respectively, as follows:

	Years ended December 31,
	2010	2009
Markel Corporation common stock	$6,643,208	$7,414,794
Mutual funds:
Fidelity Contrafund	2,574,440	3,273,915
Fidelity Equity-Income Fund	1,579,078	2,652,411
Fidelity Freedom K 2000 Fund	11,305	—
Fidelity Freedom 2000 Fund	27,294	74,317
Fidelity Freedom K 2010 Fund	165,385	—
Fidelity Freedom 2010 Fund	120,075	447,241
Fidelity Freedom K 2020 Fund	417,558	—
Fidelity Freedom 2020 Fund	219,024	1,013,963
Fidelity Freedom K 2030 Fund	429,924	—
Fidelity Freedom 2030 Fund	165,090	855,158
Fidelity Freedom K 2040 Fund	293,621	—
Fidelity Freedom 2040 Fund	71,346	502,355
Fidelity Freedom K 2050 Fund	102,058	—
Fidelity Freedom 2050 Fund	21,692	114,545
Fidelity Freedom K Income Fund	13,113	—
Fidelity Freedom Income Fund	27,700	74,828
Fidelity Intermediate Bond Fund	81,748	1,129,714
Fidelity Magellan Fund – Class K	1,096,661	—
Fidelity Magellan Fund	658,384	4,460,343
Fidelity Overseas Fund – Class K	589,733	—
Fidelity Overseas Fund	(275,176)	1,214,225
Fidelity Puritan Fund – Class K	1,363,106	—
Fidelity Puritan Fund	451,608	3,271,025
Fidelity Stock Selector Small Cap Fund	1,211,848	851,018
Fidelity Stock Selector All Cap Fund – Class K	1,071,402	—
Fidelity Stock Selector All Cap Fund	281,355	1,739,615
Fidelity U.S. Bond Index Fund	242,977	—
Spartan International Index Fund – Investor Class	2,282	—
Spartan Extended Market Index Fund – Investor Class	522,976	406,904
Spartan 500 Index – Investor Class	163,343	227,733

Net appreciation in fair value of investments	$20,344,158	$29,724,104

(4)	Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820-10, Fair Value Measurements and Disclosures, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on

10	(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

the lowest level input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with FASB ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Plan to measure assets at fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Mutual funds. Mutual funds are recorded at the quoted net asset values of shares held by the Plan at year end.

Markel Corporation common stock. Markel Corporation common stock is recorded at the closing price of shares held by the Plan on the New York Stock Exchange at year end.

The following tables present the balances of assets measured at fair value on a recurring basis by level within the fair value hierarchy.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Mutual funds	$145,480,946	$—	$—	$145,480,946
Markel Corporation common stock	65,841,508	—	—	65,841,508

Total investments	$211,322,454	$—	$—	$211,322,454

11	(Continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Mutual funds	$126,920,300	$—	$—	$126,920,300
Markel Corporation common stock	60,574,740	—	—	60,574,740

Total investments	$187,495,040	$—	$—	$187,495,040

(5)	Administrative Expenses

Substantially all of the administrative expenses of the Plan are paid by the Company to the Trustee. Expenses incurred by the Company totaled $50,116 and $51,600 for the years ended December 31, 2010 and 2009, respectively.

(6)	Related-Party Transactions

As of December 31, 2010, the Plan owned 174,124 shares of Markel Corporation common stock, which had a cost basis of $40,827,678 and a fair value of $65,841,508. During 2010, 17,889 shares of Markel Corporation common stock were purchased at a total cost of $6,309,372 and 21,926 shares, with a cost basis of $5,237,209, were sold for $7,685,812.

As of December 31, 2009, the Plan owned 178,161 shares of Markel Corporation common stock, which had a cost basis of $39,755,515 and a fair value of $60,574,740. During 2009, 21,581 shares of Markel Corporation common stock were purchased at a total cost of $6,404,482 and 19,418 shares, with a cost basis of $4,309,077, were sold for $5,867,938.

Certain plan investments are shares of mutual funds with Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, who is a party-in-interest.

12

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral, par or maturity value	Current value
Markel Corporation*	174,124 shares of Markel Corporation common stock, cost of $40,827,678	$65,841,508
Mutual funds:
Fidelity Investments*	278,783 shares of Fidelity Contrafund	18,881,969
Fidelity Investments*	982,814 shares of Fidelity Puritan Fund – Class K	17,602,197
Fidelity Investments*	237,910 shares of Fidelity Magellan Fund – Class K	17,034,373
Fidelity Investments*	15,337,258 shares of Fidelity Retirement Money Market Portfolio	15,337,258
Fidelity Investments*	1,165,813 shares of Fidelity U.S. Bond Index Fund	13,208,659
Fidelity Investments*	297,863 shares of Fidelity Equity-Income Fund	13,183,428
Fidelity Investments*	333,547 shares of Fidelity Stock Selector All Cap Fund – Class K	8,578,832
Fidelity Investments*	632,774 shares of Fidelity Freedom K 2020 Fund	8,346,291
Fidelity Investments*	218,453 shares of Fidelity Overseas Fund – Class K	7,086,623
Fidelity Investments*	458,514 shares of Fidelity Freedom K 2030 Fund	6,235,787
Fidelity Investments*	275,570 shares of Fidelity Stock Selector Small Cap Fund	5,100,795
Fidelity Investments*	301,599 shares of Fidelity Freedom K 2010 Fund	3,824,279
Fidelity Investments*	268,999 shares of Fidelity Freedom K 2040 Fund	3,728,322
Fidelity Investments*	71,121 shares of Spartan Extended Market Index Fund – Investor Class	2,714,694
Fidelity Investments*	34,459 shares of Spartan 500 Index – Investor Class	1,532,742
Fidelity Investments*	85,683 shares of Fidelity Freedom K 2050 Fund	1,201,277
Fidelity Investments*	76,332 shares of Fidelity Freedom K Income Fund	872,475
Fidelity Investments*	70,690 shares of Fidelity Freedom K 2000 Fund	819,295
Fidelity Investments*	5,449 shares of Spartan International Index Fund – Investor Class	191,650

	Total mutual funds	145,480,946
Participant loans*	$1,899,538 in notes receivable from participants with interest rates ranging from 4.25% to 9.50% and maturities ranging from one month to ten years	1,899,538

	Total investments	$213,221,992

*	Party-in-interest

See accompanying independent registered public accounting firm’s report.

13

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ PAMELA J. PERROTT
Pamela J. Perrott
Administrative Committee Member

Date: June 16, 2011

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm